Filed by North Fork Bancorporation, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: GreenPoint Financial Corp.
Subject Company’s Exchange Act File No.: 001-14320

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s and GreenPoint’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s and GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

* * *

North Fork Bancorporation, Inc. Keefe, Bruyette & Woods March 3, 2004 The Premier New York Metropolitan Franchise

Recent Accomplishments •Repurchased 7.8 million shares at an average cost of $33.80 •Repositioned the balance sheet to be consistent with the current economic environment •Refined products and services through the marriage of personal service and technology •Achieved prominence as a small business and middle market lender •Commercial loan growth of 25%, while loans overall increased 9% •Demand deposit growth of 19% •Opened 9 new branches including 4 in Manhattan and our first branch in New Jersey •Announced the pending acquisitions of Trust Company of New Jersey and GreenPoint Financial

Financial Performance December 2003 QTDYTD EPS Diluted$0.68$2.60 Dividends$0.30$1.11Dividend Dividend Payout Ratio45%43%Yield* 2.8% Net Income (000)$102,383$396,365 Net Interest Margin4.39%4.24% Return on Assets1.98%1.86% Return on Equity27.45%26.52% Core Efficiency34.43%34.30%
* Based on NFB closing price of $42.77 on 3/01/04

S&P 500 Performance

North Fork

	'Q4 2003			
	ROA	ROE	NIM	Efficiency
S&P 500 Banks*	1.50%	17.47%	3.54%	57.76%
NFB	1.98%	27.45%	4.39%	34.43%
NFB RANK	4	1	4	2

** Source: Average for S&P 500 banks and rankings provided by SNL DataSource*

4

Balance Sheet $ in millionsDec. 2003Dec. 2002 Loans$12,345$11,3699% Securities7,3198,864-17% Total Assets20, 96221,413-2% Demand Deposits4,0803,41819% Total Deposits15,11613,19315% Total Borrowings3,9576,169-36% Stockholders’ Equity1,4781,514-2% Total Risk Adj15.53%16.77% Leverage Ratio6.47%6.46%
Repurchased 7.8 million shares during 2003 at an average price of $33.77 5

Loans & Investments

Interest Earning Assets
20022003
Securities$8.9$7.3 44%37%
Loans, net$11.4$12.3 56%63%
$20.3$19.7 $ in Billions 7

Re-Balanced Loan Portfolio Impact of NYC 19982003 ConsC&ICons 9%9%9%C&I 17% CRERes 19%20% Res 33%CRE 25% MultiMulti 30%29%
$ in Billions$5.7$12.3 8

Residential Loans Billions $4.0 0% -5%-4% $3.523% $3.012% $2.6$2.6 $2.5 $2.4 $2.5$2.1 $1.9 $2.0
$1.5
$1.0
$0.5
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NCO’s0.34% 0.04% 0.02% 0.01% 0.02% 0.00%

Multifamily Loans Billions $5.00% 7% 3% 94%$3.6$3.6 $4.0 $3.3$3.4 3% $3.0
$1.7$1.7 $2.0
$1.0
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NCO’s0.01% 0.00% 0.00% 0.00% 0.00% 0.00%
10

Consumer Loans Billions $1.55% 19% 13% $1.1 5%$1.0 $0.9 $1.054% $0.8 $0.7
$0.5 $0.5
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NCO’s0.86% 0.88% 1.00% 0.84% 0.82% 0.82%
11

Commercial Real Estate Billions28% $3.5 $3.1 22% $3.0 21% $2.4 $2.5 22% 15%$2.0 $2.0 $1.6 $1.5$1.2$1.3 $1.0
$0.5
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NCO’s0.50% 0.03% 0.01% 0.02% 0.04% -0.01%
12

Commercial & Industrial Loans Billions $2.521% 19%$2.1 $2.044%$1.8 $1.5 $1.548% 34%$1.0 $1.0 $0.7 $0.5 $0.5
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NCO’s0.27% 0.18% 0.23% 0.16% 0.21% 0.46%
13

Loan Growth Billions9% $15.09% 11%$12.4 42%$11.4 $12.0$10.4 $9.4 16% $9.0 $6.6 $5.7 $6.0
$3.0
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NCO’s0.32% 0.14% 0.12% 0.10% 0.12% 0.15%
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Asset Quality-Reserve Coverage Millions $140
$120
$100
$80
$60
$40
$20
$0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 NPAs$18.5 $15.4 $15.4 $15.0 $12.5 $13.7 Reserves$71.8 $68.6 $89.7 $103.8 $115.8 $122.7
15

Accomplishments In Commercial Banking

Commercial Deposit Growth Billions22% $5.2 $5.5 48% $5.0 $4.3 $4.5 $4.048% $3.5 42%$2.9 $3.0 20% $2.5$2.0 $2.0 $1.4 $1.5$1.2 $1.0 $0.5 $0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 17

Demand Deposit Growth 19% Billions
$4.526%$4.1 $4.0 $3.4 $3.533% $3.034%$2.7 19% $2.5 $2.0 $2.0 $1.5 $1.3 $1.5
$1.0
$0.5 $0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 18

Total Deposit Growth
Billions $20.015% 17% $15.1 23% $15.0$13.2 40% 2%$11.3 $9.2 $10.0 $6.4$6.5
$5.0
$0.0 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 19

Our Recent Acquisitions

4th largest commercial bank headquartered in New Jersey Over $4 billion in assets with $2 billion in loans 93 branches in prime Northern NJ counties with $3.4 billion in deposits Valuable franchise in one of the most affluent and densely populated markets in the United States

The largest retail bank in the New York Metropolitan area Approximately $23 billion in assets, $13 billion in deposits and 90 branches in prime New York metropolitan locations Niche in a relatively uncompetitive segment of residential mortgages

Why GreenPoint Provides new markets for commercial growth using the NFB business model Provides a proven retail banking model and valuable brand for continued retail deposit growth In-market transaction with relatively simple integration and immediate cost savings Strong management which has been retained Excellent asset quality and interest rate risk profile Asset generation and fee income from a recognized national mortgage banking company Economically compelling

Pro Forma Balance Sheet ($ in millions except per share amounts) Includes the pending acquisitions of Trust Company of New Jersey and GreenPoint A Strong, Flexible Balance Sheet in one of the best markets in the world With a market capitalization of over $13.1 billion, pro forma NFB ranks 18th in the nation Creates a highly valuable franchise in the New York Metropolitan area which is impossible to duplicate Currently the combined institution is slightly asset sensitive and positioned for a rising interest rate environment

Immediately Accretive to NFB EPS * I/B/E/S mean estimates, NFB includes the impact of the TCNJ acquisition ** includes purchase accounting and core deposit intangible items 2005 - assumes 100% Cost Savings 2005 - assumes 100% Cost Savings 2005 - assumes 100% Cost Savings 2005 - assumes 100% Cost Savings (in thousands, except per share amounts) After Tax EPS * Shares NFB $ 533,573 $ 3.14 170,198 GPT 444,310 4.19 105,919 Purchase Accounting** 36,272 ESOP Expense Savings 20,554 Pro Forma 1,034,710 3.23 320,373 Cost Savings 65,060 Tax Efficiencies 28,165 Pro Forma with Efficiencies $ 1,127,934 $ 3.52 320,373 EPS Accretion $ 0.39 EPS Accretion % 12.3%

Revenue Diversification Fee Income Net Interest Income 15 85 Pro Forma Fee Income Net Interest Income 32 68 North Fork (1) (1) Pro Forma for the acquisition of TCNJ $1.1 billion $2.4 billion Mortgage Banking Contribution is Less than 20%

GreenPoint Loans Top 5 Wholesale Lender and Top 10 Originator Product Innovator in Alt-A Arm Products Specialize in Fixed and Variable Alt-A and Jumbo Mortgages Originated $38.9 billion in 2003 with only $5.4 billion in lower margin Agency production Low cost, highly efficient operator with 40% of costs driven by volume Traditional No-Doc Mortgages High quality Jumbo Arms 50 - 75 basis point yield pickup over comparable Agency mortgages Pristine asset quality demonstrated by a historical net charge off rate of 4 basis points 8% of Production Retained by Bank GreenPoint Mortgage GreenPoint Bank

Dominant in the NY Market North Fork will be the largest bank in the New York Area serving the local market with the 4th largest deposit market share Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership. Note: Metro NY region includes New York, Bronx, Kings, Nassau, Queens, Richmond, Rockland, Suffolk, and Westchester counties.

Market Leadership Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership. Excludes HQ branches (representing large corporate deposits) for Citigroup, J.P. Morgan Chase, HSBC, Bank of New York, Deutsche Bank and Bank of America/Fleet Suffolk, NY Nassau, NY Queens, NY Kings, NY Bronx, NY Westchester, NY New York, NY Richmond, NY Rockland, NY Stand Alone 16.4 6.4 7.8 1.7 6.8 1.7 2.7 0 2.2 Pro Forma 20.1 16.9 14.7 10.7 7 3.7 4.3 0.9 2.2 Market Share % 1 2 5 5 8 5 9 12 1 Significantly Expands Market Share Ranking

Branch and Brand Plans Identified over 20 GreenPoint locations that we believe would grow faster and be more profitable as a North Fork Bank branch Identified 10-15 North Fork locations that we believe would grow faster and be more profitable as a GreenPoint Bank branch Identified up to 15 branch consolidation opportunities Identified approximately 10 GreenPoint locations that can host a North Fork Bank branch in the building

GreenPoint Core Deposit Growth DDA, Savings, NOW and Money Market Accounts Avg. Deposits Per Branch $139 Million

Tentative Timing Mar Apr May Jun Jul Aug Sep Close & Convert TCNJ TCNJ Shareholder Meeting/Vote NFB Shareholder Meeting NFB Shareholder Vote Close GPT GPT Shareholder Vote GPT Shareholder Meeting

Our Plans

Poised For Growth Momentum in C&I lending and Deposit growth Commercial deposits are believed to be at a cyclical low and will grow as the economy strengthens Investments in market expansion, technology and people over the past 3 years have us well positioned Strong operating controls and oversight with healthy regulatory relationships Industry leading earnings and efficiency which facilitates attractive dividend yields while providing reinvestment for growth Cultivate the newly created regional bank

North Fork Bancorporation This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the mergers between North Fork and each of GreenPoint Financial Corp. ("GreenPoint") and The Trust Company of New Jersey ("Trustcompany"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's, GreenPoint's and Trustcompany's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the mergers on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the GreenPoint merger; the failure of Trustcompany stockholders to approve the Trustcompany merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the mergers may not be fully realized or may take longer to realize than expected; disruption from the mergers making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's or GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Additional factors that could cause Trustcompany's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q of Trustcompany filed with the Federal Deposit Insurance Corporation. The forward-looking statements in this document speak only as of the date of the document, and neither North Fork, GreenPoint nor Trustcompany assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements. Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed merger with GreenPoint and the proxy statement/prospectus regarding the proposed merger with Trustcompany when such documents become available because they will contain important information. Stockholders will be able to obtain a free copy of such documents, as well as other filings containing information about North Fork, GreenPoint and Trustcompany, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus for the GreenPoint merger, the proxy statement/prospectus for the Trustcompany merger and the filings with the Securities and Exchange Commission that will be incorporated by reference in such documents can also be obtained, when available, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252. The directors and executive officers of North Fork and other persons may be deemed to be participants in North Fork's solicitation of proxies in respect of the proposed merger between North Fork and GreenPoint. Information regarding North Fork's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003. Other information regarding the participants in North Fork's proxy solicitation in respect of the proposed merger between North Fork and GreenPoint and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus regarding the proposed merger with GreenPoint and other relevant materials to be filed with the Securities and Exchange Commission when they become available.